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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                             (AMENDMENT NO.       )
                            ------------------------

                                  INACOM CORP.

                                (Name of Issuer)

                                  INACOM CORP.
                      (Name of Person(s) Filing Statement)

4.5% CONVERTIBLE SUBORDINATED
          DEBENTURES                     45323G AC 3
     DUE NOVEMBER 1, 2004
(Title of Class of Securities)    (CUSIP Number of Class of
                                         Securities)

                               DAVID C. GUENTHNER
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                               10810 FARNAM DRIVE
                                OMAHA, NE 68154
                                 (402) 758-3900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
            Communications on Behalf of Person(s) Filing Statement)

                                 MARCH 19, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)
                            ------------------------

                           CALCULATION OF FILING FEE

                 TRANSACTION VALUATION*                                      AMOUNT OF FILING FEE
                       $86,271,562                                                  $23,984

* The transaction value shown is only for the purpose of calculating the filing fee. The amount shown reflects the cost of purchasing $86,250,000 principal amount of Debentures at the purchase price of $86,271,562 (100% of the principal amount of the Debentures, plus accrued interest to the date of purchase) as of May 3, 1999 (the payment date of the Offer). The amount of the filing fee is calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

    Amount previously paid:

    Form or registration no.:

    Filing party:

    Date filed:
                            ------------------------

Instruction: When submitting this statement in paper format, ten copies of this statement, including all exhibits, shall be filed with the Commission.

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                             INTRODUCTORY STATEMENT

    This Schedule 13E-4 relates to an offer (the "Offer") by InaCom Corp., a Delaware corporation (the "Company") to purchase for cash, on the terms and subject to the conditions set forth in the attached Notice and Offer to Purchase, dated March 19, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"), any and all of the outstanding 4.5% Convertible Subordinated Debentures due November 1, 2004 of the Company (the "Debentures"). The Debentures are convertible into shares of the Company's common stock, par value $0.10 per share ("Common Stock"), at a conversion price of $39.63 per share. Copies of the Offer to Purchase and the related Letter of Transmittal are filed as exhibits 99.1(a)(1) and 99.1(a)(2) hereto.

ITEM 1.  SECURITY AND ISSUER.

    (a) The issuer of the Debentures is the Company. The address of the Company's principal executive office is 10810 Farnam Drive, Omaha, Nebraska 68154.

    (b) The securities which are the subject of the Offer are the 4.5% Convertible Subordinated Debentures Due November 1, 2004 issued by the Company. The Debentures are convertible into shares of Common Stock at a conversion price of $39.63 per share in accordance with the Indenture under which the Debentures were issued. As of March 19, 1999, there was $86,250,000 aggregate principal amount of Debentures outstanding. The Offer is for any and all Debentures, in denominations of $1,000 or integral multiples thereof, at a purchase price of 100% of the principal amount of the Debentures, plus accrued interest to the date of purchase. To the best knowledge of the Company, no Debentures are being purchased from any officer, director or affiliate of the Company.

    (c) The information set forth in the section of the Offer to Purchase entitled "Market Price Information" is incorporated herein by reference.

    (d) The Company is filing this statement. The address of the Company is set forth in Item 1(a).

ITEM 2.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(b) The information set forth in the section of the Offer to Purchase entitled "Sources and Amount of Funds" is incorporated herein by reference. The information set forth under "Liquidity and Capital Resources" contained in Item 7 of the Company's Form 10-K for the fiscal year ended December 26, 1998 is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

    The information set forth in the section of the Offer to Purchase entitled "The Offer--Purpose and Effects of the Offer" is incorporated herein by reference. Upon purchase, the Debentures will cease to be outstanding and will be delivered to Norwest Bank Minnesota, N.A., as Trustee, for cancellation immediately after such purchase.

    (a)-(c) The information set forth in the sections of the Offer to Purchase entitled "The Offer-- General" and "Recent Developments" is incorporated herein by reference.

    (d) None.

    (e) None.

    (f) None.

    (g) None.

    (h) Not applicable.

                                       2
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    (i) Not applicable.

    (j) Not applicable.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

    The information set forth on the cover page to the Offer to Purchase and the sections of the Offer to Purchase entitled "The Offer--General," "The Offer--Purpose and Effects of the Offer" and "Recent Developments" is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

    The information set forth on the cover page to the Offer to Purchase and the sections of the Offer to Purchase entitled "The Offer--General," "The Offer--Purpose and Effects of the Offer" and "Recent Developments" is incorporated herein by reference.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in the section of the Offer to Purchase entitled "The Depositary" is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

    (a) The following documents, which have been filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended, are incorporated herein by reference.

        (1) The Company's Annual Report on Form 10-K, as amended, for the year ended December 26, 1998.

        (2) The Company's Current Report on Form 8-K, as amended, dated February 17, 1999.

    (b) The information set forth in the section of the Company's Offer to Purchase entitled "Selected Unaudited Pro Forma Financial Information" is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

    (a) None.

    (b) None, except for compliance with the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder and compliance with any applicable requirements of state securities or "blue sky" laws.

    (c) Not applicable.

    (d) None.

    (e) Reference is made to the exhibits hereto which are incorporated in their entirety herein by reference.

                                       3
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ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

(a)        Exhibit           Notice and Offer to Purchase, dated March 19, 1999.
           99.1(a)(1)

           Exhibit           Letter of Transmittal.
           99.1(a)(2)

           Exhibit           Notice of Guaranteed Delivery.
           99.1(a)(3)

           Exhibit           Letter to clients.
           99.1(a)(4)

           Exhibit           Letter to brokers, dealers, commercial banks, trust companies
           99.1(a)(5)        and other nominees.

           Exhibit           Notice published in The Wall Street Journal on March 19, 1999.
           99.1(a)(6)

(b)        Not applicable.

(c)        Not applicable.

(d)        Not applicable.

(e)        Not applicable.

(f)        Not applicable.

                                       4
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                INACOM CORP.

                                By:            /s/ DAVID C. GUENTHNER
                                     -----------------------------------------
                                                 David C. Guenthner
                                            EXECUTIVE VICE PRESIDENT AND
                                              CHIEF FINANCIAL OFFICER

Dated: March 19, 1999

                                       5
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                                 EXHIBIT INDEX

    EXHIBIT                                                   DESCRIPTION
---------------  -----------------------------------------------------------------------------------------------------
     99.1(a)(1)  Notice and Offer to Purchase, dated March 19, 1999.

     99.1(a)(2)  Letter of Transmittal.

     99.1(a)(3)  Notice of Guaranteed Delivery.

     99.1(a)(4)  Letter to clients.

     99.1(a)(5)  Letter to brokers, dealers, commercial banks, trust companies and other nominees.

     99.1(a)(6)  Notice Published in The Wall Street Journal on March 19, 1999.